

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Paul R. Lundstrom
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore, 486123

> **Re: FLEX LTD.**
> **Form 10-K for the Year Ended March 31, 2022**
> **File No. 000-23354**

Dear Paul R. Lundstrom:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2022

Liquidity and Capital Resources, page 45

1. Please address the following comments related to your presentation of net working capital ("NWC") and NWC as a percentage of annualized net sales:

    •   You describe NWC and the annualized percentage as "key metrics that measure our liquidity." Tell us why you refer to these items as metrics and not non-GAAP measures.

    •   We note that NWC is calculated as "current quarter accounts receivable, net of allowance for doubtful accounts, plus inventories and contract assets, less accounts payable" and that it excludes certain current liabilities. Tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Consolidated Statements of Operations, page 55

2.   Please revise your statement of operations to present a separate line item for equity in earnings of unconsolidated subsidiaries after income or loss before income tax expense. We note from your disclosure in Note 17 that your equity in earnings of unconsolidated subsidiaries for the year ended March 31, 2021 was significant to both pre-tax and net income. See guidance in Rule 5-03 of Regulation S-X. Also, in periods where amounts related to your equity method investments are material to the financial statements, please include the disclosures required by ASC 323-10-50-3 and Rule 4-08(g) of Regulation S-X.

Notes to the Financial Statements
Note 4. Revenue, page 69

3.   Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues for the reporting units identified in Note 21, including Lifestyle, CEC, Automotive, Consumer Devices, Industrial, and Health Solutions. We note that your Results of Operations section in MD&A discusses the percentage change in revenue for each of these "businesses." Please advise or revise to include disclosure of the revenue related to these businesses in your revenue disaggregation footnote.

Note 12. Trade Receivables Securitizations, page 83

4.   We note that you sell pools of trade receivables under asset-back securitization agreements that qualify for sale accounting under ASC 860-10-40-5 and that the process begins with the sale of receivables to consolidated special purpose entities. Please tell us if you account for transfers of accounts receivables to the special purposes entities as sales. If so, tell us how your accounting treatment complies with ASC 860-10-55-17D. If not, revise your disclosures in future filings to clarify your accounting treatment.

Note 21. Segments, page 94

5.   We note your disclosure that FAS, FRS and Nextracker represent your three operating and reportable segments. You further indicate that FAS is comprised of CEC, Lifestyle and Consumer Devices reporting units and that FRS is comprised of Automotive, Health Solutions and Industrial reporting units. Please tell us how you analyzed the guidance in ASC 280-10-50-1 in determining that these reporting units do not meet the criteria to be considered operating segments. It appears from your MD&A discussion that revenue related to these reporting units is available and your disclosure on page 43 suggests that reporting unit margins may also be tracked, as you discuss segment margin changes for your Automotive, Industrial, and Health Solutions reporting units.

　　　　In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at (202) 551-3254 with any questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Manufacturing